Exhibit 99.2

18th Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 a.m. (U.S. Eastern Time) on March 24, 2026 for action to be taken.

2026 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

DoubleDown Interactive Co., Ltd. (the “Company”)

ADS CUSIP No.:	25862B109.
ADS Record Date:	December 31, 2025.
Meeting Specifics:	18th Annual General Meeting to be held on March 27, 2026 at 11:00 a.m. (Korea Standard Time), or March 26, 2026 at 10:00 p.m. (U.S. Eastern Time), at Meeting room, 13th Floor, 152 Teheran-ro Gangnamgu, Seoul, Korea (the “Meeting”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, may not attend in person or vote at the Meeting. Instead, holders of record of ADSs as of the ADS Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of September 2, 2021.
Deposited Securities:	Common Shares, par value 10,000 Won per share, of the Company.
Custodian:	Korea Securities Depository.

You, as the undersigned holder, as of the ADS Record Date, of the ADSs identified above, acknowledge receipt of a copy of the Depositary’s Notice of Meeting, and by signing the reverse hereof, irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof.

Pursuant to Section 4.10 of the Deposit Agreement, voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities, and the Depositary shall give a discretionary proxy to such person; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Proposals

Proposal No. 1:  Approval of the 18th financial statements and consolidated financial statements for the fiscal year ended December 31, 2025

Proposal No. 2:  Election of Independent Directors

Proposal No. 2-1:  Election of Sung Uk Park as an Independent Director

Proposal No. 2-2:  Election of Il Jin Park as an Independent Director

Proposal No. 3:  Partial Amendment to the Articles of Incorporation

Proposal No. 4:  Approval of the remuneration limit for Independent Directors and Executive Officers

A	Issues	DoubleDown Interactive Co., Ltd.

		For	Against	Abstain
Resolution 1

Resolution 2-1

Resolution 2-2

Resolution 3

Resolution 4

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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